FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2011.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Year-end Dividend Forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 25, 2011, in Kyoto, Japan

Nidec Revises Upward Year-end Dividend Forecast

Nidec Corporation (the “Company”) today announced that the Company’s Board of Directors at its meeting held today has revised upward its year-end dividend forecast for the year ending March 31, 2011 as follows:

	Annual Dividend
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fourth Quarter-end	Full year
Previous Forecast (as of April 26, 2010)	-	-	-	40	80
Revised Forecast	-	-	-	45	85
Dividend Paid (for the year ending March 31, 2011)	-	40	-	-	-
Dividend Paid (for the year ended March 31, 2010)	-	25	-	40	65

Under “Vision 2015,” the Company is now driving a major strategic transition to a new growth-oriented business framework. In the meantime, the Company seeks to distribute its profits to shareholders through regular dividend payments and continues to aim at increasing the payout ratio to 30% subject to improvements in its consolidated net income. In line with the stated dividend policy and in consideration of its current financial conditions, the Company now revises upward its year-end dividend forecast for the year ending March 31, 2011 from 40 yen per share to 45 yen per share. Together with the interim dividend of 40 yen per share already paid, the full-year dividend for the year ending March 31, 2011 will be 85 yen per share.

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